Dreyfus Municipal Money Market Fund, Inc.

ANNUAL REPORT May 31, 2007



Dreyfus

A Mellon Financial Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Municipal Money Market Fund, Inc., covering the 12-month period from June 1, 2006, through May 31, 2007.

The U.S. economy continued to moderate during the reporting period as cooling housing markets took their toll on consumer and business spending. Labor markets, however, remained quite strong, and key measures of inflation have stayed stubbornly above the Federal Reserve's stated "comfort zone." Our economists believe that the anemic rate of U.S. economic growth recorded in the first quarter of 2007 should be the weakest reading of the current midcycle slowdown, and economic growth is likely to recover eventually to a near-trend pace.

The likely implications of our economic outlook include a long pause in Fed policy, a modest drop in 10-year Treasury bond yields (and consequent rise in price) and, in the absence of an as-yet unforeseen event, persistently tight yield spreads along the money market spectrum. We expect these developments to produce both challenges and opportunities for fixed-income investors. As always, your financial advisor can help you position your investments for these trends.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
June 15, 2007



DISCUSSION OF FUND PERFORMANCE

For the period from June 1, 2006, through May 31, 2007, as provided by Colleen Meehan, Senior Portfolio Manager

Market and Fund Performance Overview

Yields of tax-exempt money market instruments remained relatively stable over the reporting period as the Federal Reserve Board (the "Fed") refrained from adjusting short-term interest rates from July 2006 through the reporting period's end.

For the 12-month period ended May 31, 2007, the fund produced a yield of 3.08%. Taking into account the effects of compounding, the fund produced an effective yield of 3.13%.[1]

The Fund's Investment Approach

The fund seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of capital and the maintenance of liquidity.

In pursuing this objective, we employ two primary strategies. First, we normally attempt to add value by investing substantially all of the fund's net assets in high-quality short-term municipal obligations throughout the United States and its territories that provide income exempt from federal personal income tax. Second, we actively manage the fund's average maturity based on our anticipation of supply-and-demand changes in the short-term municipal marketplace and interest-rate cycles while anticipating liquidity needs.

For example, if we expect an increase in short-term supply, we may decrease the average maturity of the fund, which could enable us to take advantage of opportunities when short-term supply increases. Generally, yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities are generally issued with maturities in the one-year range, which in turn may lengthen the fund's average maturity if purchased. If we anticipate limited new-issue supply, we may then look to extend the fund's average maturity to maintain then–current yields for as long as we believe practical. At other times, we try to maintain an average maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations.

Interest Rates Stabilize in a Slowing U.S. Economy

In the months leading up to the start of the reporting period, the U.S. economy was growing robustly and inflationary pressures were intensifying as energy prices surged toward new record highs. As a result, in late June 2006, the Fed implemented its sixteenth consecutive increase of short-term interest rates since June 2004, driving the overnight federal funds rate to 5.25%.

However, economic conditions changed significantly over the summer, when the U.S. housing market softened and energy prices fell, helping to relieve investors' inflation concerns. The Fed lent credence to a more moderate inflation outlook when it refrained from raising interest rates over the remainder of the reporting period, citing the likelihood that slower economic growth would reduce inflationary pressures.

Although Fed policy remained unchanged, investors' expectations of future interest-rate moves fluctuated with each new release of economic data. On one hand, moderating economic growth indicated to some investors that the Fed might begin to reduce interest rates to avoid a potential recession. On the other hand, stubborn inflationary pressures, including a strong U.S. labor market, suggested that the Fed would remain on hold, effectively delaying a change in monetary policy.

Yield Differences Decline Along the Market's Maturity Range

In this environment, yields of tax-exempt money market securities stabilized along with interest rates. However, yields of longer-dated instruments declined, leaving little difference in the yields of securities with maturities between six months and four years. Investors therefore continued to focus on tax-exempt instruments maturing in six months or less.

Technical factors put downward pressure on tax-exempt money market yields. The growing U.S. economy reduced the borrowing needs of several states and municipalities, and some issuers revised their borrowing programs to rely more heavily on short-term variable-rate demand notes. Even as the supply of one-year municipal notes declined, investor demand remained strong as evidenced by an increase in money market fund assets to record levels. Since yield differences had declined to historically narrow levels, the tax-exempt money market saw demand from investors who, under more typical market conditions, invest primarily in longer-term fixed-income securities.

We generally maintained the fund's weighted average maturity in a range we considered to be roughly in line with industry averages. Whenever possible, we attempted to smooth out the fund's yield by limiting its exposure to variable-rate instruments. Instead, we found opportunities in tax-exempt commercial paper and seasoned municipal notes and bonds with maturities in the three- to six-month range.

Fund Remains Positioned for an Unchanged Fed Policy

Economic data have remained mixed, suggesting to us that the Fed is likely to stay on the sidelines. Indeed, the Fed held interest rates steady at its meeting in May 2007, when it commented that inflation remained a more pressing risk to the economy than recession.

As of the end of the reporting period, the fund's weighted average maturity was slightly longer than industry averages, due primarily to our focus on commercial paper. In addition, the fund's weighted average maturity reflected our attempts to capture higher yields that have become available due to seasonal supply-and-demand factors.

June 15, 2007

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Municipal Money Market Fund, Inc. from December 1, 2006 to May 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended May 31, 2007

Expenses paid per $1,000†	$ 2.91
Ending value (after expenses)	$1,015.80

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended May 31, 2007

Expenses paid per $1,000†	$ 2.92
Ending value (after expenses)	$1,022.04

† *Expenses are equal to the fund's annualized expense ratio of .58%, multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

May 31, 2007

Short-Term Investments−99.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Arizona−1.3%				
Maricopa County Industrial Development Authority, MFHR, Refunding (San Clemente Apartments Project) (Insured; FNMA and Liquidity Facility; FNMA)	3.82	6/7/07	10,000,000 [a]	10,000,000
Arkansas−.7%				
Pulaski County Public Facilities Board, MFHR (Chapelridge Project) (LOC; Regions Bank)	3.84	6/7/07	5,650,000 [a]	5,650,000
California−2.3%				
FHLMC Multifamily Certificates, Revenue (Insured; FHLMC and Liquidity Facility; FHLMC)	3.86	6/7/07	17,629,765 [a,b]	17,629,765
Colorado−4.0%				
Colorado Educational and Cultural Facilities Authority, Student Housing Revenue (Fuller Theological Seminary Project) (LOC; Key Bank)	3.86	6/7/07	9,900,000 [a]	9,900,000
Morgan Keegan Municipal Products Inc. Trust (City and County of Denver) (Liquidity Facility; Lloyds TSB Bank PLC and LOC; Ixis Corporate and Investment Bank)	3.86	6/7/07	5,000,000 [a,b]	5,000,000
Mountain Village Housing Authority, Housing Facilities Revenue (Village Court Apartments Project) (LOC; U.S. Bank NA)	3.81	6/7/07	6,600,000 [a]	6,600,000
Southern Ute Indian Tribe of the Southern Ute Indian Reservation, Revenue	3.83	6/7/07	10,000,000 [a]	10,000,000
Delaware−.9%				
Delaware Economic Development Authority, MFHR (School House Project) (LOC; HSBC Bank USA)	4.10	6/7/07	6,700,000 [a]	6,700,000
District of Columbia−3.9%				
Bank of New York Municipal Certificates Trust (District of Columbia Housing Finance Agency) (GIC; Trinity Funding Corporation and Liquidity Facility; The Bank of New York)	3.90	6/7/07	4,700,000 [a,b]	4,700,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
District of Columbia (continued)				
District of Columbia, Enterprise Zone Revenue (Trigen-Pepco Energy Services, LLC Issue) (LOC; M&T Bank)	3.93	6/7/07	10,435,000 a	10,435,000
District of Columbia Housing Finance Agency, SFMR (Insured; XLCA)	4.00	7/16/07	15,000,000	15,000,000
Florida—10.5%				
Broward County Housing Finance Authority, MFHR (Cypress Grove Apartments Project) (Liquidity Facility; American International Group Funding Inc.)	3.92	6/7/07	13,730,000 a	13,730,000
Broward County Housing Finance Authority, MFHR (Golf View Gardens Apartments Project) (LOC; Regions Bank)	3.87	6/7/07	8,500,000 a	8,500,000
Broward County Housing Finance Authority, SFMR (Merlots Program) (Insured: FNMA and GNMA and Liquidity Facility; Wachovia Bank)	3.88	6/7/07	795,000 a,b	795,000
Florida Housing Finance Agency, Housing Revenue (Caribbean Key Apartments Project) (LOC; FNMA)	3.81	6/7/07	11,625,000 a	11,625,000
Lee County Industrial Development Authority, Utility System Revenue (North Fort Myers Utility, Inc. Project) (LOC; SunTrust Bank)	3.81	6/7/07	5,100,000 a	5,100,000
Martin County, PCR, Refunding (Florida Power and Light Company Project)	3.93	6/1/07	25,900,000 a	25,900,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	3.90	6/13/07	8,525,000	8,525,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	3.82	10/11/07	5,500,000	5,500,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida (continued)				
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; SunTrust Bank)	3.78	9/13/07	2,461,000	2,461,000
Georgia—4.2%				
Conyers Housing Authority, MFHR (Towne Pointe Apartments Project) (LOC; Amsouth Bank)	3.83	6/7/07	4,000,000 [a]	4,000,000
DeKalb County Housing Authority, MFHR (The Forest at Columbia Apartments Project) (LOC; First Tennessee Bank)	3.86	6/7/07	8,300,000 [a]	8,300,000
Gwinnett County Development Authority, IDR (Suzanna's Kitchen Inc. Project) (LOC; Wachovia Bank)	3.88	6/7/07	5,800,000 [a]	5,800,000
Municipal Electric Authority of Georgia, CP (LOC; JPMorgan Chase Bank)	3.93	6/13/07	10,000,000	10,000,000
Savannah Economic Development Authority, Exempt Facility Revenue (Home Depot Project)	3.81	6/7/07	5,000,000 [a]	5,000,000
Hawaii—.9%				
Hawaii Pacific Health, Special Purpose Revenue (Department of Budget and Finance) (Insured; Radian Bank and Liquidity Facility; Bank of Nova Scotia)	3.85	6/7/07	7,000,000 [a]	7,000,000
Illinois—3.6%				
Chicago, Collateralized SFMR	3.87	3/6/08	9,000,000	9,000,000
Illinois, GO Certificates	4.25	6/7/07	10,000,000	10,000,742
Lake County, MFHR (Grand Oaks Apartments Project) (Insured; FNMA and Liquidity Facility; FNMA)	3.83	6/7/07	9,000,000 [a]	9,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Indiana−2.9%				
ABN AMRO Munitops Certificates Trust (Indianapolis Local Public Improvement Bond Bank– Indianapolis Airport Authority Project) (Insured; AMBAC and Liquidity Facility; ABN-AMRO)	3.88	6/7/07	10,000,000 a,b	10,000,000
Indiana Bond Bank, Revenue (Interim Midyear Funding Program Notes)	3.87	6/26/07	8,820,000	8,820,000
Wabash, EDR (Wabash Alloys Project) (LOC; Bank of America)	3.90	6/7/07	3,750,000 a	3,750,000
Kansas−1.2%				
Junction City, GO Temporary Notes	5.00	6/1/08	3,955,000	3,993,273
Kansas Development Finance Authority, MFHR, Refunding (Chesapeake Apartments Project) (LOC; FHLB)	3.80	6/7/07	5,500,000 a	5,500,000
Kentucky−4.7%				
Kenton County Airport Board, Special Facilities Revenue (Airis Cincinnati LLC Project) (LOC; Deutsche Postbank)	3.85	6/7/07	30,900,000 a	30,900,000
Somerset, Industrial Building Revenue (Wonderfuel LLC Project) (LOC; Bank of America)	3.91	6/7/07	5,520,000 a	5,520,000
Louisiana−2.4%				
Ascension Parish, Revenue, CP (BASF Corporation Project)	3.80	6/21/07	5,000,000	5,000,000
Bank of New York Municipal Certificates Trust (Lake Charles Harbor and Terminal District) (Liquidity Facility; The Bank of New York and LOC; The Bank of New York)	3.90	6/7/07	9,700,000 a,b	9,700,000
Quachita Parish Industrial Development Board, IDR (Garrett Manufacturing, LLC Project) (LOC; Regions Bank)	3.86	6/7/07	3,790,000 a	3,790,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Maryland–.8%				
Baltimore County, Revenue, Refunding (Shade Tree Trace Apartments Facility) (LOC; M&T Bank)	3.88	6/7/07	5,485,000 [a]	5,485,000
Maryland Economic Development Corporation, Revenue (Todd/Allan Printing Facility) (LOC; M&T Bank)	4.08	6/7/07	1,055,000 [a]	1,055,000
Massachusetts–2.6%				
Massachusetts, CP (LOC; Bayerische Landesbank)	3.85	6/8/07	10,000,000	10,000,000
Massachusetts, CP (LOC; BNP Paribas)	3.92	6/7/07	10,000,000	10,000,000
Michigan–.9%				
Detroit Downtown Development Authority, LR, Refunding (Millender Center Project) (LOC; HSBC Bank USA)	4.10	6/7/07	7,000,000 [a]	7,000,000
Mississippi–1.7%				
Mississippi Business Finance Corporation, Revenue (Belhaven College Project) (LOC; First Tennessee Bank)	3.90	6/7/07	7,900,000 [a]	7,900,000
Mississippi Hospital Equipment and Facilities Authority, Revenue (Mississippi Methodist Hospital and Rehabilitation Center, Inc. Project) (LOC; First Tennessee Bank)	3.90	6/7/07	5,660,000 [a]	5,660,000
Missouri–2.0%				
Kansas City Industrial Development Authority, Revenue (Ewing Marion Kauffman Foundation Project)	3.90	6/1/07	5,850,000 [a]	5,850,000
Saint Louis, General Fund Revenue, TRAN	4.50	6/29/07	10,000,000	10,005,545
New Hampshire–1.5%				
New Hampshire Health and Education Facilities Authority, Health Care Facilities Revenue (South New Hampshire Medical Center) (Insured; Radian Bank and Liquidity Facility; Bank of America)	3.82	6/7/07	8,000,000 [a]	8,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Hampshire (continued)				
New Hampshire Health and Education Facilities Authority, Revenue (Riverbend Issue) (LOC; TD Banknorth N.A.)	3.81	6/7/07	4,075,000 a	4,075,000
New York—1.3%				
Albany City School District, GO Notes, BAN	4.50	6/29/07	10,000,000	10,003,316
North Carolina—2.0%				
Durham County, Multifamily Revenue (Falls Pointe Apartments) (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	3.87	6/7/07	15,765,000 a,b	15,765,000
Ohio—3.0%				
Hamilton County, Hospital Facilities Revenue (Christ Hospital) (Insured; FSA and Liquidity Facility; Svenska Handelsbanken)	3.85	6/7/07	10,000,000 a,b	10,000,000
Lake County, Hospital Facilities Revenue (Lake Hospital System, Inc.) (Insured; Radian Bank and Liquidity Facility; Bank of America)	3.84	6/7/07	11,400,000 a	11,400,000
Lorain County, IDR (Cutting Dynamics, Inc. Project) (LOC; National City Bank)	3.89	6/7/07	2,230,000 a	2,230,000
Oklahoma—.6%				
Tulsa County Industrial Authority, Capital Improvements Revenue (Liquidity Facility; Bank of America)	3.70	11/15/07	5,000,000	5,000,000
Pennsylvania—11.6%				
Dauphin County General Authority, Revenue (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank)	3.79	6/7/07	30,100,000 a	30,100,000
Dauphin County General Authority, Revenue (School District Pooled Financing Program II) (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia)	3.79	6/7/07	18,855,000 a	18,855,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania (continued)				
Lancaster County Hospital Authority, Health Center Revenue (Luthercare Project) (LOC; M&T Bank)	3.81	6/7/07	16,825,000 [a]	16,825,000
Montgomery County Higher Education and Health Authority, Revenue (Pennsylvania Higher Education and Health Loan) (LOC; M&T Bank)	3.84	6/7/07	9,580,000 [a]	9,580,000
Montgomery County Higher Education and Health Authority, Revenue (Pennsylvania Higher Education and Health Loan) (LOC; M&T Bank)	3.88	6/7/07	7,165,000 [a]	7,165,000
Susquehanna County Industrial Development Authority, IDR (Stabler Companies, Inc. Project) (LOC; Wachovia Bank)	3.93	6/7/07	3,200,000 [a]	3,200,000
Susquehanna County Industrial Development Authority, Revenue (Pennfield Corporation Project) (LOC; Fulton Bank)	3.96	6/7/07	4,390,000 [a]	4,390,000
Tennessee–5.5%				
Municipal Energy Acquisition Corporation, Gas Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank and LOC; JPMorgan Chase Bank)	3.82	6/7/07	25,000,000 [a,b]	25,000,000
Tennergy Corporation, Gas Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank)	3.82	6/7/07	9,000,000 [a,b]	9,000,000
Tennergy Corporation, Gas Revenue (Putters Program) (LOC; BNP Paribas)	3.82	6/7/07	9,000,000 [a,b]	9,000,000
Texas–14.9%				
Bell County Housing Finance Corporation, MFHR (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.89	6/7/07	8,825,000 [a,b]	8,825,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Texas (continued)					
Dallas-Fort Worth International Airport Facilities Improvement Corporation, Airport Revenue (Merlots Program) (Insured; FSA and Liquidity Facility; Wachovia Bank)	3.88	6/7/07	3,510,000	a,b	3,510,000
Harris County Metropolitan Transit Authority, Sales and Use Tax Revenue, CP (LOC; DEPFA Bank PLC)	3.70	8/15/07	6,000,000		6,000,000
Houston, Airport System Revenue, CP (LOC; Dexia Credit Locale)	3.72	7/24/07	10,000,000		10,000,000
Houston, Airport System Revenue, CP (LOC; Dexia Credit Locale)	3.70	7/30/07	5,000,000		5,000,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	3.80	8/13/07	10,000,000		10,000,000
Port of Port Arthur Navigation District, Environmental Facilities Revenue, Refunding (Motiva Enterprises Project)	3.90	6/7/07	5,000,000	a	5,000,000
Revenue Bond Certificate Series Trust, Revenue (Dewitt) (GIC; American International Group Funding Inc.)	4.08	6/7/07	8,265,000	a,b	8,265,000
Revenue Bond Certificate Series Trust, Revenue (Greens Project) (GIC; American International Group Funding Inc.)	4.08	6/7/07	5,774,000	a,b	5,774,000
Revenue Bond Certificate Series Trust, Revenue (Heather Lane Apartments) (GIC; American International Group Funding Inc.)	4.08	6/7/07	10,600,000	a,b	10,600,000
Revenue Bond Certificate Series Trust, Revenue (Landings) (GIC; American International Group Funding Inc.)	4.08	6/7/07	8,430,000	a,b	8,430,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas (continued)				
Revenue Bond Certificate Series Trust, Revenue (Ranch View) (GIC; American International Group Funding Inc.)	4.08	6/7/07	5,810,000 a,b	5,810,000
Revenue Bond Certificate Series Trust, Revenue (Silverton Village Town Homes) (GIC; American International Group Funding Inc.)	4.08	6/7/07	5,963,000 a,b	5,963,000
Revenue Bond Certificate Series Trust, Revenue (Wildwood Branch) (GIC; American International Group Funding Inc.)	4.08	6/7/07	3,725,000 a,b	3,725,000
San Antonio, Airport System Revenue, Refunding (Insured; FSA)	5.75	7/1/07	4,545,000	4,553,116
Texas Municipal Gas Acquisition and Supply Corporation I, Gas Supply Revenue (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.84	6/7/07	12,770,000 a,b	12,770,000
Texas Water Development Board, State Revolving Fund Subordinate Lien Revenue, Refunding (Liquidity Facility; JPMorgan Chase Bank)	3.92	6/1/07	2,000,000 a	2,000,000
Washington—.6%				
Pierce County Economic Development Corporation, Industrial Revenue (SeaTac Packaging Project) (LOC; HSBC Bank USA)	4.10	6/7/07	4,690,000 a	4,690,000
Wisconsin—3.1%				
Little Chute Area School District, BAN	4.00	4/1/08	3,875,000	3,877,883
Oconomowoc Area School District, BAN	3.80	11/1/07	4,000,000	4,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Wisconsin (continued)				
Wisconsin Health and Educational Facilities Authority, Revenue (ProHealth Care, Inc. Obligated Group) (Insured; AMBAC and LOC; Bank One)	3.90	6/1/07	15,940,000 [a]	15,940,000
Wyoming−3.1%				
Campbell County, IDR (Two Elk Power Generation Station Project) (GIC; American International Group Funding Inc.)	3.80	11/30/07	15,000,000	15,000,000
Campbell County, IDR (Two Elk Power Generation Station Project) (LOC; Citibank NA)	3.80	11/30/07	9,000,000	9,000,000
U.S. Related−1.2%				
Puerto Rico Aqueduct and Sewer Authority, Revenue (Liquidity Facility; Citibank NA and LOC; Citibank NA)	3.84	6/7/07	9,000,000 [a,b]	9,000,000
Total Investments (cost $779,101,640)			**99.9%**	**779,101,640**
Cash and Receivables (Net)			**.1%**	**644,211**
Net Assets			**100.0%**	**779,745,851**

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*
[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2007, these securities amounted to $199,261,765 or 25.6% of net assets.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
F1+,F1		VMIG1,MIG1,P1		SP1+,SP1,A1+,A1	87.8
AAA,AA,A[c]		Aaa,Aa,A[c]		AAA,AA,A[c]	1.6
Not Rated[d]		Not Rated[d]		Not Rated[d]	10.6
					100.0

[†] *Based on total investments.*

[c] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*

[d] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	779,101,640	779,101,640
Interest receivable		5,911,755
Prepaid expenses		65,686
		785,079,081
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(b)		371,026
Cash overdraft due to custodian		4,858,945
Payable for shares of Common Stock redeemed		648
Accrued expenses		102,611
		5,333,230
Net Assets ($)		**779,745,851**
Composition of Net Assets ($):		
Paid-in capital		779,705,963
Accumulated net realized gain (loss) on investments		39,888
Net Assets ($)		**779,745,851**
Shares Outstanding		
(5 billion shares of $.001 par value Common Stock authorized)		781,403,446
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended May 31, 2007

Investment Income ($):	
Interest Income	**29,314,820**
Expenses:	
Management fee–Note 2(a)	3,983,396
Shareholder servicing costs–Note 2(b)	399,519
Custodian fees	67,417
Professional fees	65,266
Director's fees and expenses–Note 2(c)	54,583
Registration fees	39,104
Prospectus and shareholders' reports	21,445
Miscellaneous	30,213
Total Expenses	**4,660,943**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(7,252)
Net Expenses	**4,653,691**
Investment Income–Net	**24,661,129**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**49,396**
Net Increase in Net Assets Resulting from Operations	**24,710,525**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended May 31,	
	2007	2006
Operations ($):		
Investment income–net	24,661,129	19,268,516
Net realized gain (loss) from investments	49,396	(9,508)
Net Increase (Decrease) in Net Assets Resulting from Operations	**24,710,525**	**19,259,008**
Dividends to Shareholders from ($):		
Investment income–net	**(24,661,129)**	**(19,268,516)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold	1,727,387,903	1,834,562,664
Dividends reinvested	10,439,434	9,328,072
Cost of shares redeemed	(1,930,875,868)	(1,719,670,081)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(193,048,531)**	**124,220,655**
Total Increase (Decrease) in Net Assets	**(192,999,135)**	**124,211,147**
Net Assets ($):		
Beginning of Period	972,744,986	848,533,839
End of Period	**779,745,851**	**972,744,986**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

			Year Ended May 31,		
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.031	.023	.012	.005	.008
Distributions:					
Dividends from investment income−net	(.031)	(.023)	(.012)	(.005)	(.008)
Dividends from net realized gains on Investments	−	−	−	(.000)[a]	−
Total Distributions	(.031)	(.023)	(.012)	(.005)	(.008)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.14	2.37	1.17	.49	.84
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.59	.59	.58	.59	.59
Ratio of net expenses to average net assets	.58	.58	.58	.59	.59
Ratio of net investment income to average net assets	3.10	2.34	1.16	.49	.83
Net Assets, end of period ($ X 1,000)	779,746	972,745	848,534	981,962	904,764

[a] Amount represents less than $.001 per share.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Municipal Money Market Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager or Dreyfus") serves as the fund's investment adviser. During the reporting period, the Manager was a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge. Effective June 30, 2007, the Distributor will be known as MBSC Securities Corporation.

On July 1, 2007, Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus became a wholly-owned subsidiary of The Bank of New York Mellon Corporation.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits, if any, from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more–likely–than–not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely–than–not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At May 31, 2007, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The tax character of distributions paid to shareholders during the fiscal periods ended May 31, 2007 and May 31, 2006, were all tax exempt income.

At May 31, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended May 31, 2007, the fund was charged $222,351 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2007, the fund was charged $108,480 pursuant to the transfer agency agreement.

During the period ended May 31, 2007, the fund charged $4,089 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $337,143, shareholder services plan fees $11,935, chief compliance officer fees $3,748 and transfer agency per account fees $18,200.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Municipal Money Market Fund, Inc.

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Municipal Money Market Fund, Inc., as of May 31, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned May 31, 2007 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Municipal Money Market Fund, Inc. at May 31, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
July 16, 2007

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during the fiscal year ended May 31, 2007 as "exempt-interest dividends" (not generally subject to regular federal income tax). As required by federal tax law rules, shareholders will receive notification of their portion of the fund's exempt-interest dividends paid for the 2007 calendar year on Form 1099-INT, which will be mailed by January 31, 2008.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (63)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 168

───────────────

David W. Burke (71)
Board Member (1980)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee.

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director

No. of Portfolios for which Board Member Serves: 92

───────────────

William Hodding Carter III (72)
Board Member (1988)

Principal Occupation During Past 5 Years:
• Professor of Leadership & Public Policy, University of North Carolina, Chapel Hill (January 1, 2006–present)
• President and Chief Executive Officer of the John S. and James L. Knight Foundation (February 1, 1998–February 1, 2006)

Other Board Memberships and Affiliations:
• The Century Foundation, Emeritus Director
• The Enterprise Corporation of the Delta, Director

No. of Portfolios for which Board Member Serves: 28

───────────────

Gordon J. Davis (65)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Partner in the law firm of LeBoeuf, Lamb, Greene & MacRae, LLP
• President, Lincoln Center for the Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
• Consolidated Edison, Inc., a utility company, Director
• Phoenix Companies, Inc., a life insurance company, Director
• Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 37

Joni Evans (65)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Principal, Joni Evans Ltd.
• Senior Vice President of the William Morris Agency (2005)

No. of Portfolios for which Board Member Serves: 28

————————————

Ehud Houminer (66)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
• Avnet Inc., an electronics distributor, Director
• International Advisory Board to the MBA Program School of Management, Ben Gurion
  University, Chairman

No. of Portfolios for which Board Member Serves: 69

————————————

Richard C. Leone (67)
Board Member (1980)

Principal Occupation During Past 5 Years:
• President of The Century Foundation (formerly, The Twentieth Century Fund, Inc.), a tax
  exempt research foundation engaged in the study of economic, foreign policy and domestic issues

Other Board Memberships and Affiliations:
• The American Prospect, Director
• Center for American Progress, Director

No. of Portfolios for which Board Member Serves: 28

————————————

Hans C. Mautner (69)
Board Member (1980)

Principal Occupation During Past 5 Years:
• President—International Division and an Advisory Director of Simon Property Group, a real
  estate investment company (1998-present)
• Director and Vice Chairman of Simon Property Group (1998-2003)
• Chairman and Chief Executive Officer of Simon Global Limited (1999-present)

Other Board Memberships and Affiliations:
• Capital and Regional PLC, a British co-investing real estate asset manager, Director
• Member – Board of Managers of:
  Mezzacappa Long/Short Fund LLC
  Mezzacappa Partners LLC

No. of Portfolios for which Board Member Serves: 28

Robin A. Melvin (43)
Board Member (1995)

Principal Occupation During Past 5 Years:
• Director, Boisi Family Foundation, a private family foundation that supports youth-serving organizations that promote the self sufficiency of youth from disadvantaged circumstances

No. of Portfolios for which Board Member Serves: 28

———————————

Burton N. Wallack (56)
Board Member (2006)

Principal Occupation During Past 5 Years:
• President and co-owner of Wallack Management Company, a real estate management company

No. of Portfolios for which Board Member Serves: 28

———————————

John E. Zuccotti (69)
Board Member (1980)

Principal Occupation During Past 5 Years:
• Chairman of Brookfield Financial Properties, Inc.
• Senior Counsel of Weil, Gotshal & Manges, LLP
• Chairman of the Real Estate Board of New York

Other Board Memberships and Affiliations:
• Emigrant Savings Bank, Director
• Wellpoint, Inc., Director
• Visiting Nurse Service of New York, Director
• Columbia University, Trustee
• Doris Duke Charitable Foundation, Trustee

No. of Portfolios for which Board Member Serves: 28

———————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Arnold S. Hiatt, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 86 investment companies (comprised of 168 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1998.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 61 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (87 investment companies, comprised of 184 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus
Municipal Money
Market Fund, Inc.**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DTEXX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0910AR0507